

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2023

Robert McBey
Chief Executive Officer
Calculator New Pubco, Inc.
4221 W. Boy Scout Blvd. Suite 300
Tampa, FL 33607

> **Re: Calculator New Pubco, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-4**
> **Filed July 27, 2023**
> **File No. 333-271665**

Dear Robert McBey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2023 letter.

Amendment No. 2 to Form S-4 filed July 27, 2023

Background of the Business Combination, page 107

1. We note your response to our prior comment 2 and reissue in part. Please revise to provide a timeline and discussion of how the negotiations with Wilson-Davis and Commercial Bancorp came about in regards to this business combination, including when the negotiations started.

Unaudited Prospective Financial Information of the Company, page 110

2.   We note your disclosure that the CB Closing is subject to certain conditions including stockholder approval and receipt of certain regulatory approvals. We also note your disclosure that you have determined that the CB Merger is not probable due to, among other factors, substantial uncertainty regarding receipt of regulatory approval of the CB Merger. Please address these conditions and uncertainties in relation to your statement that you believe that Commercial Bancorp can be replaced with a substantially similar alternative acquisition, if necessary. Please also make similar disclosures in your risk factor discussion on page 58. To the extent practicable, please discuss the level of risk and difficulty of being able to acquire any such other FDIC institution, given the potential need of regulatory approval. Explain such risks in relation to your statement that while AtlasClear needs an institution that can carry funds greater than FDIC insurance limits, this can be any FDIC institution that can hold funds of the qualified accounts (profit sharing and IRA).

3.   We note your response to our prior comment 6 that, among other changed assumptions, your updated projections include more conservative assumptions used in Wilson-Davis' projections. We also note your disclosure of additional material assumptions starting on page 114 and that some of these assumptions are not consistent with historical performance. For example, you state that Wilson-Davis has only had one correspondent while the projections include a growth from one to five correspondents from year 1 to year 2. Please briefly discuss here the assumptions that are not consistent with historical performance, including how you will be able to add the number of brokers from year to year. Please also further explain how the updated projections reflect a longer period to implement the Company's business goals.

4.   We note your response to our prior comments 5 and 6 and reissue in part. Please explain why you decided to include 5 years of projections, given these companies have not yet operated together as a combined entity. Please explain the basis for including projections beyond the third year and explain if the assumptions are largely based on growth rates and why those growth rates are reasonable.

5.   We note that your initial projections show a generally lower percentage growth compared to your updated projections from year 2 to year 5. Please summarize how the adjustments made in your updated projections resulted in a generally higher percentage growth.

Broker Workstation Revenues, page 114

6.   We note your disclosure that the Company believes that revenue assumptions per broker and client are comparatively in line with, or conservative, as compared to historical performance. Please also disclose if the number of new brokers per year is consistent with historical performance. If it is not consistent with historical performance, please explain why you believe it is appropriate to include the projection.

Clearing and Execution Revenues, page 114

7. Please further explain the opportunities to increase correspondents and revenues attained per correspondent. Disclose how the company plans to utilize these opportunities to achieve the projections. Provide the factors or contingencies that would affect this projection from ultimately materializing.

8. We note that the percent growth per annum increases from 2% to 22.5% from year 2 to year 3. Please explain the basis for this expected growth.

Loan Portfolio Revenues, page 116

9. We note your disclosure that Commercial Bancorp's overall business has been limited due to hiring constraints. Please further explain the basis for your belief that the projections show a reasonable increase in sales and other administrative personnel needed to grow the business. Please make similarly clarifying disclosures in your Securities AFS Revenues section on page 116 and Costs section starting on page 116. Provide the basis for the increase of percent growth of loan portfolio from 2.5% in year 2 to 5% in year 3. Please discuss the factors or contingencies that would affect this projection from ultimately materializing.

You may contact Lory Empie at 202-551-3714 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Jason Simon